UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 1-07952

KYOCERA CORPORATION

(Translation of registrant’s name into English)

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION
(Registrant)

/s/ SHOICHI AOKI
(Signature)

Shoichi Aoki
Director,
Managing Executive Officer and
General Manager of
Corporate Management Control Group

Date: June 28, 2018

Information furnished on this form:

EXHIBITS

Exhibit Number
1.	English Translation of the Announcement of the Resolution Adopted at the 64th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

English Translation of the Announcement of the Resolutions Adopted at the 64th Ordinary General Meeting of Shareholders of Kyocera Corporation (“Rinjihoukokusho”)

1.	Reason for Filing

To report certain resolutions adopted at the 64th Ordinary General Meeting of Shareholders of Kyocera Corporation, which was held on June 26, 2018, in accordance with Paragraph 4 of Article 24-5 of the Financial Instruments and Exchange Law and Sub-paragraph 9-2 of Paragraph 2 of Article 19 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2.	Matters Reported

1)	Date of the Meeting Held: June 26, 2018

2)	Contents of the Matters Resolved:

Proposal No.1	Appropriation of Surplus

1.	Matters Relating to Year-end Dividend

(1)	Matters Relating to Appropriation to Shareholders of Assets Distributed as Dividend and Aggregate Amount thereof:

60 yen per share of common stock of Kyocera Corporation

The aggregate amount thereof shall be 22,062,465,480 yen.

(2)	Effective Date of the Distribution of Surplus as Dividend:

June 27, 2018

2.	Matters Relating to Appropriation of General Reserve

(1)	Category of Surplus to Increase and the Amount thereof:

General Reserve:	35,000,000,000 yen

(2)	Category of Surplus to Decrease and the Amount thereof:

Unappropriated Retained Earnings:	35,000,000,000 yen

Proposal No.2	Election of One Director
Junichi Jinno shall be elected as Director.

3)	Number of the Votes Showing Intension to Vote FOR, AGAINST or ABSTAIN, Requirements for Adoption, and the Tabulation Results with respect to Matters Resolved:

Matters Resolved	FOR	AGAINST	ABSTAIN	INVALID	Ratio of Votes FOR	Result
Proposal No. 1	2,960,727	98,064	400	588	96.26	Adopted
Proposal No. 2
Junichi Jinno	2,830,633	226,192	2,898	51	92.03	Adopted

Notes:

1.	Requirements for adoption of resolutions are as follows:

-	The requirement for adoption of resolution relating to Proposal No. 1 is a majority of votes of the shareholders entitled to exercise voting rights who are present at the Meeting.

-	The requirement for adoption of resolution relating to Proposal No. 2 is a majority of votes of shareholders entitled to exercise voting rights who are present at the Meeting, at which shareholders holding one-third or more of the voting rights of all shareholders entitled to exercise voting rights must be present.

2.	“Ratio of Votes FOR” is expressed in percentage of a fraction, of which the denominator is the number of voting rights held by shareholders present or represented at the Meeting (i.e., the sum total of the number of voting rights exercised by shareholders by the day immediately preceding the Meeting date and the number of voting rights exercised at the Meeting by attending shareholders), and the numerator is the number of voting rights with confirmed votes “FOR” with respect to each Proposal.

4)	Reason for not Including Some Votes of Shareholders Present at the Meeting:

Because the said number of voting rights with confirmed votes “FOR”, out of the total number of voting rights exercised at the Meeting, was sufficient to satisfy the requirements for adoption of all Proposals.